**Park Sutton Securities, LLC**
**Report Pursuant to Rule 17a-5 of**
**The Securities and Exchange Commission**
**December 31, 2020**



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8- **68195**

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING    **01/01/2020**    AND ENDING    **12/31/2020**

         MM/DD/YY                                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Park Sutton Securities, LLC**

OFFICIAL USE ONLY

_____

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**295 Madison Avenue, Suite 725**

(No. and Street)

**New York**             **NY**             **10017**

(City)                      (State)                      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Steven M. Levitt**                                      **646-727-4826**

                                                            (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Knight Rolleri Sheppard, CPAS, LLP**

(Name – *if individual, state last, first, middle name*)

**1499 Post Road, PO Box 139**        **Fairfield**        **CT**        **06824**

(Address)                              (City)                   (State)              (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, **Steven M. Levitt** _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

**Park Sutton Securities, LLC** _____, as

of **December 31** _____, 20 **20** _____, are true and correct.  I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Antuanet Concha
NOTARY PUBLIC- STATE OF NEW YORK
No. 01CO6213859
Qualified in Nassau County
My Commission expires on November 23, 2021
Certificate filed in Kings, New York and Queens Counties

_____
Signature

**Managing Member**
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a)  Facing page.
- ☒ (b)  Statement of Financial Condition.
- ☐ (c)  Statement of Income (Loss).
- ☐ (d)  Statement of Changes in Financial Condition.
- ☐ (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g)  Computation of Net Capital.
- ☐ (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i)  Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j)  A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k)  A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)  An Oath or Affirmation.
- ☐ (m)  A copy of the SIPC Supplemental Report.
- ☐ (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Park Sutton Securities, LLC**

**Table of Contents**



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Park Sutton Securities, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Park Sutton Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Park Sutton Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of Park Sutton Securities, LLC's management. Our responsibility is to express an opinion on Park Sutton Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Park Sutton Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*KRS CPAS, LLP*

Knight Rolleri Sheppard CPAS, LLP
We have served as Park Sutton Securities, LLC's auditor since 2010.

Fairfield, Connecticut
March 2, 2021

1

1499 Post Road, Suite 1040 • Fairfield, CT 06824 ; 115 E. Putnam Avenue • Greenwich, CT 06830
p:203.259.2727 • f:203.256.2727 www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
New York State Society of Certified Public Accountants • Public Company Accounting Oversight Board

**Park Sutton Securities, LLC**
**Statement of Financial Condition**
**December 31, 2020**

## Assets

**Current assets**

| | | |
|---|---|---|
| Cash and equivalents | $ | 5,551,017 |
| Accounts receivable | | 97,753 |
| Prepaid expenses | | 113,795 |
| Total current assets | | 5,762,565 |

**Property and equipment**

| | | |
|---|---|---|
| Office equipment and furniture | | 82,846 |
| Leasehold improvements | | 11,845 |
| Accumulated depreciation | | (75,585) |
| Net property and equipment | | 19,106 |

**Other assets**

| | | |
|---|---|---|
| Security deposit | | 23,333 |
| Right-of-use asset | | 74,845 |
| Total other assets | | 98,178 |
| | | |
| Total assets | $ | 5,879,849 |

## Liabilities and Members' Equity

**Current liabilities**

| | | |
|---|---|---|
| Accounts payable | $ | 13,211 |
| Unearned revenue | | 20,000 |
| Lease liability | | 84,550 |
| Accrued liabilities | | 2,182,414 |
| Total current liabilities | | 2,300,175 |

**Members' Equity** 3,579,674

| | | |
|---|---|---|
| Total liabilities and members' equity | $ | 5,879,849 |

**See report of independent registered public accounting firm and notes to financial statements.**

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Park Sutton Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is an independent New York based boutique investment bank which provides an array of financial services to the asset and wealth management industry. The Company received its FINRA approval for membership in 2010.

The Company's sole member is Park Sutton Holdings, LLC ("PSH"). In addition to the Company, PSH is 100% owner of Park Sutton Advisors, LLC ("PSA"). PSA shares common management with the Company. PSA is currently inactive.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of accounting -** The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA. The financial statements include only the assets and liabilities of the Company and are not combined with the related companies. Regulatory requirements require that the broker-dealer of securities be reported separately.

**Cash and equivalents** – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. As of December 31, 2020, the Company does not hold any cash equivalents.

**Revenue recognition** – The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes fees from investment banking and financial advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Revenue from financial advisory retainer fees is generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

**Revenue recognition –** Revenue from financial advisory valuation fees is generally recognized at the point in time that performance under the arrangement is completed. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, contract liabilities were $20,000, as shown on the Statement of Financial Condition. Disaggregation can be found on statement of operations for the year ended December 31, 2020.

**Use of accounting estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

**Accounts receivable** - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at December 31, 2020. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

**Property and equipment** - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from three to five years for office automation equipment and furniture and fixtures. Leaseholds are amortized over the shorter of the asset life or the life of the lease. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently. Depreciation expense for the year ended December 31, 2020 was $13,562.

**Advertising** – The Company policy is to expense advertising as incurred.

**Income taxes –** The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The entity is subject to the City of New York UBT tax.

The Company has adopted FASB Accounting Standards Codification 740 for accounting for uncertain tax positions. The standard prescribes how an entity should measure, recognize, present and disclose positions that it has taken or expects to take on its income tax returns. Park Sutton Holdings, LLC and the Company regularly reviews and evaluates its tax positions taken in previously filed information returns and as reflected in its financial statements and believes that in the event of an examination by taxing authorities, its positions would prevail based upon the technical merits of such positions. Therefore, the Company has concluded that no tax benefits or liabilities are required to be recognized. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2017.

## NOTE 3 – RETIREMENT PLANS

**Defined benefit pension plan –** On December 29, 2016 the Company adopted a defined benefit pension plan (the Plan) with an effective date of January 1, 2016. The Plan covers all employees and members of the Company meeting certain eligibility requirements. As of December 31, 2020, the one member of the Company and five employees met the criteria for eligibility. The Company's funding policy is to contribute an amount equal to or greater than the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as determined under actuarial assumptions based upon percentage of payroll or self-employment income costs. The contributed amounts will not exceed the maximum tax-deductible limit.

## NOTE 3 – RETIREMENT PLANS(CONTINUED)

**Defined benefit pension plan** – The Plan will invest primarily in publicly traded securities including equities and fixed income instruments, which are considered Level 1 assets. As of December 31, 2020, there are $421,261 of plan net assets at fair value. The amount funded for the year ended December 31, 2020 is $91,016 and is recorded as pension expense for the year.

The Company's share of the actuarially determined projected benefit obligation at December 31, 2020 is $421,26 and the accumulated benefit obligation is $421,261. This is based upon end of year valuations. These amounts were calculated using the following assumptions:

| | |
|---|---|
| Pre-retirement interest rate | 5% |
| Post retirement interest rate | 5% |

The total benefits payable as monthly annuities are expected to be as follows:

| | |
|---|---|
| From 2020 through 2024 | $0 |
| From 2025 through 2029 | $0 |
| Lump sum payments at 2033 | $1,828,604 |

**Defined contribution pension plan** – In 2016 the Company adopted a defined contribution plan. The plan is a 401K/profit sharing plan and is eligible to all employees and members of the Company meeting certain eligibility. Eligibility employees can elect to defer a portion of their salary or guaranteed payment to the 401k plan, while the Company can contribute a discretionary amount for profit sharing. For the year ended December 31, 2020, the Company contributed $81,840 to the plan.

## NOTE 4 – CONCENTRATIONS AND CREDIT RISK
The Company has several contracts with clients that generate more than 10% of total annual revenues, while there are three clients that represented 40% of total revenue for 2020.

As of December 31, 2020, the Company's cash in bank exceeds federally insured limits by $5,301,017.

## NOTE 5 – NET CAPITAL REQUIREMENT
The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $3,325,687, which was $3,177,332 in excess of its required net capital of $148,355. The Company's ratio of indebtedness to net capital was 66.91%.

## NOTE 6 – Exemption from Rule 15c3-2
The Company amended its membership agreement with FINRA on November 20, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

## NOTE 7 – Paycheck Protection Program Loan
The Company received a loan under the Paycheck Protection Program for $145,833 on May 5, 2020. The loan was 100% forgiven by the Small Business Administration on December 16, 2020.

**NOTE 8 – SUBSEQUENT EVENTS**
In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2020 through March 2, 2021, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

**NOTE 9 – LEASE COMMITMENTS**
The Company adopted ASC-842 – Leases effective January 1, 2019. The Company has records a lease liability for the present value of the future lease payments, using a discount rate of 6% which is the Company's estimated incremental borrowing rate for loans with similar terms. A right-of-use asset has been recorded in the amount of the lease liability. Lease costs are being recognized on a straight-line basis over the term of the lease. Future lease payments under a non-cancellable operating lease with initial terms in excess of one year are as follows:

|  |  |  |
|---|---|---|
| 2021 |  | 111,530 |
| Total future lease payments |  | 111,530 |
| Less imputed interest |  | (26,980) |
| Net liability as 12/31/2020 | $ | 84,550 |

The net lease liability at December 31, 2020 appears in the statement of financial condition as follows:

|  |  |  |
|---|---|---|
| Current portion of lease payable | $ | 84,550 |
| Non-current portion |  | - |
| Total | $ | 84,530 |

**NOTE 10 – RISKJ AND UNCERTAINTIES**
In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruptions and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.